FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Following on from the Bank’s previous related announcement of 26 June 2008, it is announced that, at their meeting of 24 July 2008, the Boards of Directors of National Bank of Greece S.A. and P&K Investment Services S.A., seeking to further enhance the structures of the Group, prepared a Draft Merger Agreement for the two companies, with absorption of the latter by the former, pursuant to the provisions of articles 69 et seq. and 78 of the Companies’ Act (Law 2190/1920), articles 1-5 of Law 2166/1993, and article 16 of Law 2515/1997.  30 June 2008 was set as the date of the Conversion Balance Sheets. Certified auditor Mr. B. Papageorgakopoulos of SOL S.A. was appointed to certify the book value of the assets and liabilities of P&K Investment Services S.A.  as at the date of the Conversion Balance Sheets.

The merger will take place subject to completion of the necessary corporate resolutions, legal formalities and approvals. Following completion of the merger NBG’s share capital shall not increase given that NBG holds 100% of the shares of P&K Investment Services S.A..

Athens, 24 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date: 28th July, 2008

Vice Chairman - Deputy Chief Executive Officer